N E W S R E L E A S E

TALISMAN ANNOUNCES SUCCESSFUL
EXPLORATION WELL OFFSHORE TRINIDAD

CALGARY, Alberta - November 2, 2006 - Talisman Energy Inc. has announced that the Ruby-1 exploration well offshore Trinidad has tested oil.

The Ruby-1 well is located in Block 3(a), 30 miles off the northeast coast of Trinidad, approximately five miles east of the central processing platform for the Greater Angostura Field on Block 2(c). The well was drilled to a total depth of 5,750 feet and encountered approximately 1,200 feet of hydrocarbon bearing sands, including more than 800 feet of net pay. The well tested at a rate of nearly 5,000 bbls/d of oil on a 7/8th inch choke from a limited interval within the pay section. Kingbird-1, an exploration well drilled prior to the Ruby-1 well, encountered approximately 80 feet of gross hydrocarbon pay and was abandoned without testing pending further technical studies.

“We are encouraged by this discovery,” said Dr. Jim Buckee, President and Chief Executive Officer. “Although the geology in the region is complex, the Ruby well indicates the potential for commercial quantities of oil adjacent to our infrastructure.”

Talisman (Trinidad Block 3a) Ltd., a wholly owned subsidiary of Talisman Energy Inc., holds a 25.5% working interest in Block 3(a). Co-venturers BHP Billiton (operator) and Anadarko Petroleum Corporation (NYSE:APC) each hold a 25.5% interest, Petrotrin has a 15% interest and Total holds an 8.5% interest.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
& Investor Communications    Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210  Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com   Email:  tlm@talisman-energy.com

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